PROCESSED

JUL 22 2008

THOMSON REUTERS

[redacted]

08003847

CARTER LEDYARD & MILBURN

Counselors at Law

2 Wall Street
New York, NY 10005-2072

Tel (212) 732-3200
Fax (212) 732-3232

570 Lexington Avenue
New York, NY 10022-6856
(212) 371-2720

701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
(202) 898-1515

July 15, 2008

RECEIVED
2008 JUL 17 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

BY FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: File No. 82-34943, Amendment to Application for Exemption Under Rule 12g3-2(b)

Ladies and Gentlemen:

We represent Hemisphere GPS Inc., formerly named CSI Wireless Inc. ("Hemisphere GPS" or the "Company"), a corporation incorporated in Alberta, Canada. On behalf of Hemisphere GPS, we submit this letter to amend its application for an exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") from the registration requirements of Section 12(g) of the Exchange Act.

Pursuant to Paragraph (e) of Rule 12g3-2(b), the Company now adds to its application a request that the Commission permit the Company to publish electronically its ongoing home country documents required under Rule 12g3-2(b)(1)(iii).

The Company intends to publish the required disclosure documents on SEDAR (http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00004587), an electronic information delivery system generally available to the public in its primary trading market, rather than deliver copies on paper to the Commission. The information will be in English.

Please acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it to the undersigned in the self-addressed, stamped envelope provided. If you have questions concerning this amendment to the Company's application for exemption, please feel free to contact me at the number above.

Very truly yours,

Guy P. Lander

cc: Cameron Olson
Chief Financial Officer, Hemisphere GPS Inc.

6350188.1

7/17

END